



SEC MAIL PROCESSING
RECEIVED
JUL 12 2002
WASH. D.C.
161
SECTION

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: **July 2002**

Commission File Number:

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of registrant)

95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): **N/A**.

EXHIBIT INDEX

FAIRFAX *News Release*

Stock Symbol: TSE:FFH

TORONTO, July 8, 2002

**FAIRFAX'S CRUM & FORSTER WITHDRAWS IPO;
FAIRFAX UNWINDS S&P PUTS**

Fairfax Financial Holdings Limited announces that, given current unfavourable market conditions, its wholly-owned subsidiary, Crum & Forster Holdings, has withdrawn the registration statement which it had filed with the U.S. Securities and Exchange Commission relating to a proposed initial public offering of its common stock.

Fairfax also advises that it has recently unwound US$500 million of its US$1.1 billion notional amount of S&P500 Index puts, realizing aggregate cash proceeds of US$69 million (approximately Cdn$106 million).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

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For further information contact: Bradley P. Martin, Vice President, at (416) 367-4941

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Dated July 10, 2002

FAIRFAX FINANCIAL HOLDINGS LIMITED

By: 

Name: Bradley P. Martin
Title: Vice President